SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

Janet Miller

Chief Operating Officer and General Counsel

Candlewood Investment Group, LP

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

(212) 493-4495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U305

1.	Names of reporting persons. Candlewood Investment Group, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,780,334
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,780,334
11.	Aggregate amount beneficially owned by each reporting person 8,780,334
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5%
14.	Type of reporting person (see instructions) IA

CUSIP No. 69423U305

1.	Names of reporting persons. Michael Lau
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,780,334
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,780,334
11.	Aggregate amount beneficially owned by each reporting person 8,780,334
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 69423U305

1.	Names of reporting persons. David Koenig
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,780,334
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,780,334
11.	Aggregate amount beneficially owned by each reporting person 8,780,334
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 69423U305

1.	Names of reporting persons. Phil DeSantis
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,780,334
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,780,334
11.	Aggregate amount beneficially owned by each reporting person 8,780,334
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 69423U305

1.	Names of reporting persons. Jonathan Weiss
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,780,334
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,780,334
11.	Aggregate amount beneficially owned by each reporting person 8,780,334
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 69423U305

1.	Names of reporting persons. Candlewood Investment Group General, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,780,334
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,780,334
11.	Aggregate amount beneficially owned by each reporting person 8,780,334
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 69423U305

1.	Names of reporting persons. Candlewood Special Situations General, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,539,569
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,539,569
11.	Aggregate amount beneficially owned by each reporting person 8,539,569
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.9%
14.	Type of reporting person (see instructions) OO

CUSIP No. 69423U305

1.	Names of reporting persons. Candlewood Special Situations Master Fund, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,597,786
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,597,786
11.	Aggregate amount beneficially owned by each reporting person 4,597,786
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8%
14.	Type of reporting person (see instructions) OO

CUSIP No. 69423U305

1.	Names of reporting persons. CWD OC 522 Master Fund, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,126,184
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,126,184
11.	Aggregate amount beneficially owned by each reporting person 3,126,184
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.0%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value (“Common Stock”), of Pacific Ethanol, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Capitol Mall, Suite 2060, Sacramento, California 95814.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed by:

i.	Candlewood Special Situations Master Fund, Ltd., a Cayman Islands exempted company (the “Special Situations Fund”). Information for each director of the Special Situation Fund is set forth in Schedule A.

ii.	CWD OC 522 Master Fund, Ltd., a Cayman Islands exempted company (the “OC Fund”). Information for each director of the OC Fund is set forth in Schedule A.

iii.	Candlewood Special Situations General, LLC, a Delaware limited liability company (the “Fund GP”).

iv.	Candlewood Investment Group, LP, a Delaware limited partnership (the “Investment Manager”).

v.	Candlewood Investment Group General, LLC, a Delaware limited liability company (the “Manager GP”). Information for each manager of the Manager GP is set forth in Schedule A.

vi.	Mr. Michael Lau (“Mr. Lau”), Mr. David Koenig (“Mr. Koenig”), Mr. Phil DeSantis (“Mr. DeSantis”) and Mr. Jonathan Weiss (“Mr. Weiss” and together with Messrs. Lau, Koenig and DeSantis, the “Managing Partners”) (the Managing Partners, together with the Special Situations Fund, the OC Fund, the Fund GP, the Investment Manager and the Manager GP, the “Reporting Persons”). Each Managing Partner is a citizen of the United States of America.

(b) The principal business address of each Reporting Person is 555 Theodore Fremd Ave., Suite C-303, Rye, NY 10580.

(c) The Special Situations Fund and the OC Fund are each a private investment fund. The Fund GP serves as general partner to the Special Situations Fund, the OC Fund and certain other private investment funds. The Investment Manager serves as the investment manager to the Special Situations Fund, the OC Fund and certain other private investment funds. The Manager GP serves as general partner to the Investment Manager. The Managing Partners are managing partners of the Investment Manager, control its business activities and have investment discretion for the Special Situations Fund, the OC Fund and certain other private investment funds. Mr. Lau holds 100% of the membership interests of the Manager GP and a majority of the membership interests of the Fund GP.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in Schedule A, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Other than the purchases set forth in Item 5(c), the Special Situations Fund, the OC Fund and certain other private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager acquired most of the shares of Common Stock that they hold directly in connection with the Issuer’s acquisition of Aventine Renewable Energy Holdings, Inc. (“Aventine”) via a merger consummated July 1, 2015 (the “Aventine Purchase”). The Special Situation Funds, the OC Fund and certain other private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager owned 7,550,736 shares of common stock of Aventine, and they received 5,898,297 shares of Common Stock and 3,540,132 shares of Non-Voting Common Stock (as defined in Item 5) as consideration for their ownership of Aventine.

The Special Situations Fund and another private investment fund advised by the Investment Manager purchased the securities set forth in Item 5(c) using funds from working capital. The information in Item 5(c) is incorporated into this Item 3 by reference.

Item 4.	Purpose of Transaction

The Reporting Persons became beneficial owners of more than 5% of the outstanding Common Stock in connection with the Aventine Purchase, when the Reporting Persons received shares of Common Stock, as well as shares of Non-Voting Common Stock, as consideration for their ownership of Aventine. The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions, the Reporting Persons currently intend to acquire or cause their affiliates to acquire additional shares of Common Stock or other securities of the Issuer (collectively, the “Securities”) in open market transactions, in privately negotiated transactions, or through other methods.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Securities in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Securities in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the Securities (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons have from time to time discussed discreet matters with the Issuer’s management and/or board of directors concerning the Issuer or its industry and may have similar discussions in the future, and such discussions have not had, nor are expected to have, the purpose or effect of changing or influencing control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 38,978,689 outstanding shares of Common Stock as of November 6, 2015, as reported in the Issuer’s Form 10-Q filed on November 6, 2015. Certain private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager, including the Special Situations Fund and the OC Fund, directly hold the shares of Common Stock. The Fund GP serves as general partner to certain of these private investment funds, including the Special Situations Fund and the OC Fund.

The Special Situations Fund, the OC Fund and certain other private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager also directly hold shares of non-voting common stock, $0.001 par value, of the Issuer (the “Non-Voting Common Stock”). The Special Situations Funds holds 1,796,071 shares of Non-Voting Common Stock; the OC Fund holds 1,352,316 shares of Non-Voting Common Stock; and certain other private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager hold, in the aggregate, 391,745 shares of Non-Voting Common Stock. The Non-Voting Common Stock are convertible on a one-for-one basis into Common Stock (i) if the holder of such shares of Non-Voting Common Stock and any of its affiliates would not, after such conversion, beneficially own greater than 9.99% of the Company’s outstanding shares of Common Stock and (ii) no earlier than sixty-one days after the Company receives a notice of conversion from the holder. Because the Reporting Persons cannot acquire such converted Common Stock within sixty days, they do not have beneficial ownership of such converted Common Stock.

(c) Schedule B sets forth all transactions with respect to the Common Stock effected during the past sixty days by any Reporting Person and any person named in Schedule A.

(d) The private investment funds advised by the Investment Manager or an entity controlled by the Investment Manager that directly hold the shares of Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP, the Manager GP and the Managing Partners. The Economic Interest of each of the Special Situations Fund and the OC Fund exceeds five percent of the Common Stock.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2016

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CWD OC 522 MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

Schedule A

The following sets forth information with respect to each director of the Special Situations Fund. Except as noted below, each person does not beneficially own any shares of Common Stock that are not reported as beneficially owned by the Investment Manager in Item 5(a).

Name and Citizenship	Position at the Special Situations Fund	Principal Occupation and Principal Business of Employer	Principal Business Address	Beneficial Ownership of Common Stock

Mark Cook, Australia	Director	Senior Company Manager at International Management Services Ltd., a provider of fiduciary and fund services	P.O. Box 61, 3rd Floor Harbour Centre, George Town, Grand Cayman KY1-1102	None

Scott Somerville, Canada, UK, Cayman Islands	Director	Chief Executive Officer of MaplesFS, a provider of fiduciary and fund services	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	None

The following sets forth information with respect to each director of the OC Fund. Except as noted below, each person does not beneficially own any shares of Common Stock that are not reported as beneficially owned by the Investment Manager in Item 5(a).

Name and Citizenship	Position at the OC Fund	Principal Occupation and Principal Business of Employer	Principal Business Address	Beneficial Ownership of Common Stock

Joshua M. Barlow, United States of America	Director	Vice President, Head of Accounting & Operational Due Diligence, Pacific Alternative Asset Management Company, LLC, an institutional investment firm	19540 Jamboree Road, Suite 400, Irvine, CA 92612	None

Carlos Ferreira, Canada	Director	Managing Director, Head of Investment Operations, Pacific Alternative Asset Management Company, LLC, an institutional investment firm	19540 Jamboree Road, Suite 400, Irvine, CA 92612	None

Michael Lau, United States of America	Director	See Item 2	See Item 2	See Item 5

The following sets forth information with respect to each manager of the Manager GP. Except as noted below, each person does not beneficially own any shares of Common Stock that are not reported as beneficially owned by the Investment Manager in Item 5(a).

Name and Citizenship	Position at the Manager GP	Principal Occupation and Principal Business of Employer	Principal Business Address	Beneficial Ownership of Common Stock

Michael Lau, United States of America	Manager	See Item 2	See Item 2	See Item 5

David Koenig, United States of America	Manager	See Item 2	See Item 2	See Item 5

Phil DeSantis, United States of America	Manager	See Item 2	See Item 2	See Item 5

Jonathan Weiss, United States of America	Manager	See Item 2	See Item 2	See Item 5

Indra Chandra, United States of America	Manager	Managing Partner of the Investment Manager	See Item 2	None

Janet Miller, United States of America	Manager	Chief Operating Officer and General Counsel of the Investment Manager	See Item 2	None

Gurdev Dillon, United States of America	Manager	Chief Financial Officer and Chief Compliance Officer of the Investment Manager	See Item 2	None

Schedule B

Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the weighted average price per share includes commissions paid.

Name	Date of Transaction	Amount of Securities		Weighted Average Price per Share
Special Situations Fund	January 12, 2016	236,654	(1)	$3.1006	(1)

Fund advised by Investment Manager	January 12, 2016	32,271	(1)	$3.1006	(1)

Special Situations Fund	January 13, 2016	425,685	(2)	$3.2247	(2)

Fund advised by Investment Manager	January 13, 2016	58,048	(2)	$3.2247	(2)

Special Situations Fund	January 14, 2016	63,260	(3)	$3.356	(3)

Fund advised by Investment Manager	January 14, 2016	8,626	(3)	$3.356	(3)

Special Situations Fund	January 14, 2016	880,000	(4)	$3.55

Fund advised by Investment Manager	January 14, 2016	120,000	(4)	$3.55

Mr. Koenig	January 14, 2016	31	(5)	N/A	(5)

(1)	The purchases were executed in multiple transactions ranging from $3.035 to $3.18. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission. The shares were allocated between the purchasing private investment funds pursuant to the Investment Manager’s trade allocation policy.
(2)	The purchases were executed in multiple transactions ranging from $3.11 to $3.45. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission. The shares were allocated between the purchasing private investment funds pursuant to the Investment Manager’s trade allocation policy.
(3)	The purchases were executed in multiple transactions ranging from $3.26 to $3.43. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission. The shares were allocated between the purchasing private investment funds pursuant to the Investment Manager’s trade allocation policy.
(4)	The shares were purchased as part of one transaction for 1,000,000 shares and allocated between the purchasing private investment funds pursuant to the Investment Manager’s trade allocation policy.
(5)	Mr. Koenig transferred the shares of Common Stock to a charitable organization for no consideration.

Exhibit 1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: January 14, 2016

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CWD OC 522 MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss